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FEB 29 2012

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SECURITIES AN
12013114
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53105

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bannockburn Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Broad Street, 35th Floor
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Franzese (212) 425-2757
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David Tarlow & Co., CPA, PC DBA Tarlow & Co., CPA's
(Name – *if individual, state last, first, middle name*)

7 Penn Plaza, Suite 210 (Address) New York (City) NY (State) 10001 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Franzese, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bannockburn Partners, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michael Franzese

Signature

Partner

Title

[signature] 2/28/12

Notary Public

William K Phillips
Notary Public State of New York
New York County, LIC# 02PH6220939
Comm Exp 2/27/14

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BANNOCKBURN PARTNERS, LLC

ANNUAL REPORT

DECEMBER 31, 2011

TARLOW & CO., C.P.A.'S
A PROFESSIONAL CORPORATION

BANNOCKBURN PARTNERS, LLC

ANNUAL REPORT

DECEMBER 31, 2011

BANNOCKBURN PARTNERS, LLC

TABLE OF CONTENTS

T&C

TARLOW & CO., C.P.A.'S
A PROFESSIONAL CORPORATION

7 Penn Plaza, Suite 210, New York, N.Y. 10001 Tel. 212-697-8540 Fax. 212-573-6805

INDEPENDENT AUDITOR'S REPORT

To the Member of
Bannockburn Partners, LLC
New York, New York

We have audited the accompanying statement of financial condition of Bannockburn Partners, LLC as of December 31, 2011, and the related statements of income, changes in sole proprietor's capital and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bannockburn Partners, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on Page 10 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Tarlow & Co., C.P.A.'s

New York, New York
February 24, 2012

BANNOCKBURN PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash	$ 26,602	
Due from clearing broker - clearance account	50,003	
Receivable from broker-dealers	922	
Total assets		$ 77,527

LIABILITIES AND SOLE PROPRIETOR'S CAPITAL

Liabilities

Accounts payable and accrued expenses	$ 17,972	
Due to clearing broker	3,070	
Loan payable	25,000	
Total liabilities		$ 46,042
Sole proprietor's capital		31,485
Total liabilities and sole proprietor's capital		$ 77,527

The accompanying notes are an integral part of these financial statements.

BANNOCKBURN PARTNERS, LLC

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2011

Revenue:		
Commission income	$ 79,481	
Other income	25,626	
Total revenue		$ 105,107
Expenses:		
Exchange fees and clearance charges	38,870	
Professional fees	2,500	
Rent	17,175	
Telephone and internet	2,850	
Office	1,906	
Insurance	7,158	
Commission expense	7,900	
Outside services	10,015	
Other	3,570	
Total expenses		91,944
Income before provision for income taxes		13,163
Provision for income taxes		-
Net income		$ 13,163

The accompanying notes are an integral part of these financial statements.

BANNOCKBURN PARTNERS, LLC

STATEMENT OF CHANGES IN SOLE PROPRIETOR'S CAPITAL

YEAR ENDED DECEMBER 31, 2011

Balance as of December 31, 2010	$ 20,920	
Net income	13,163	
Capital distributions	(2,598)	
Balance as of December 31, 2011		$ 31,485

The accompanying notes are an integral part of these financial statements.

BANNOCKBURN PARTNERS, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities				
Net income	$	13,163		
Adjustment to reconcile net income to net cash used by operating activities:				
Decrease (increase) in:				
Due from clearing broker - clearance account		12,693		
Receivable from broker-dealers		(922)		
Increase (decrease) in:				
Accounts payable and accrued expenses		(53,097)		
Due to clearing broker		3,070		
Net cash used by operating activities			$	(25,093)
Cash flows from financing activities				
Proceeds from loans payable		25,000		
Capital distributions		(2,598)		
Net cash provided by financing activities				22,402
Net decrease in cash				(2,691)
Cash at beginning of year				29,293
Cash at end of year			$	26,602
Supplemental disclosures of cash flow information				
Cash paid for interest			$	-
Cash paid for income taxes			$	-

The accompanying notes are an integral part of these financial statements.

BANNOCKBURN PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

NOTE 1 - ORGANIZATION

Bannockburn Partners, LLC (the "Company") was formed on June 15, 2000 under the laws of the State of New York. Under New York State Law, members have limited direct liability for company operations. The Company has been registered, since June 22, 2001, to operate as a broker-dealer in securities with the United States Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA") which is the successor to the National Association of Securities Dealers, Inc. (the "NASD").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Cash equivalents

The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

b) Security transactions – Revenue recognition

The Company records security transactions and commission revenue and expenses on a settlement-date basis. Securities owned are reported at fair value in accordance with ASC 820, "Fair Value Measurements and Disclosures". Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Unrealized gains and losses as well as gains and losses on securities bought and sold are reflected in income. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

c) Income Taxes

The Company is a single-member limited liability company and therefore no provision for federal and state income taxes is required since the member reports the Company's taxable income or loss on his income tax returns.

The Member's federal and state income tax returns for the years after 2008 remain subject to examination by the taxing authorities.

d) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

e) Concentrations and credit risks

The Company maintains cash balances at several banks. For those banks who are participants in the FDIC Transaction Account Guarantee Program, all non-interest bearing accounts of the Company are fully covered by FDIC insurance through December 31, 2012 for the entire amount in the account. The Company did not incur any losses in these accounts.

BANNOCKBURN PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

NOTE 3 - RECEIVABLE FROM CLEARING BROKER/SECURITIES HELD AT BROKER

The Company conducts business with one clearing broker on behalf of its customers. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing brokers pursuant to a clearance agreement.

NOTE 4 - OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, customer security transactions are introduced to and cleared through its clearing broker. Pursuant to an agreement between the Company and its clearing broker, the clearing broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions.

The Company does not anticipate nonperformance by customers in the above situations. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of its customers, its clearing broker and its financial institutions with which it conducts business.

NOTE 5 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2011, the Company had a net capital and a minimum net capital requirement, as reflected on the accompanying supplementary schedule of computation of net capital of $31,485 and $5,000, respectively. The Company's ratio of aggregate indebtedness to net capital is 0.67 to 1 at December 31, 2011.

NOTE 6 - RESERVE REQUIREMENT PURSUANT TO RULE 15c3-3

All customer transactions are cleared through one clearing broker on a fully disclosed basis. Therefore, the Company is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with Rule 15c-3-3 of the Securities Exchange Commission.

NOTE 7 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 24, 2012, the date that the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

BANNOCKBURN PARTNERS, LLC

COMPUTATION OF NET CAPITAL FOR BROKER AND DEALERS PURSUANT TO RULE 15c3-1

DECEMBER 31, 2011

Sole Proprietor's Capital		$ 31,485
Deductions and/or charges:		
Non-allowable assets		-
Net capital per rule 15c3-1		$ 31,485
Computation of Net Capital Requirement		
Aggregate indebtedness		
Accounts payable and accrued expenses	$ 17,972	
Due to clearing broker	3,070	
Total aggregate indebtedness		$ 21,042
Minimum capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)		$ 5,000
Excess net capital		$ 26,485
Ratio of aggregate indebtedness to net capital		0.67 to 1

Reconciliation with Company's Computation (included in part IIA of Form X-17A-5 as of December 31, 2011)

Net capital, as reported in the Company's Part II unaudited focus report	$ 37,311
Net audit adjustments	(5,826)
Net capital, per above	$ 31,485

SUPPLEMENTAL REPORT

TARLOW & CO., C.P.A.'S
A PROFESSIONAL CORPORATION

7 Penn Plaza, Suite 210, New York, N.Y. 10001 Tel. 212-697-8540 Fax. 212-573-6805

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To The Member of
Bannockburn Partners, LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of Bannockburn Partners, LLC (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

Tarlow & Co., C.P.A.'s

New York, New York
February 24, 2012